Silver Screen III
                              First Quarter Report
                                 March 31, 1997

Dear Limited Partner:

     The 1997 first quarter cash distribution totals $13.2 million, bringing total distributions since the Partnership's inception in 1987 to approximately $444 million.

     First quarter revenue was generated principally from the U.S. home video release of "Oliver & Company."

     In January, "Three Men and A Baby" became available to appear on basic cable television (USA Network). "Roger Rabbit" is the only remaining Partnership film that has yet to appear on either U.S. syndicated television or USA Network. We anticipate that it will be released on U.S. syndicated television in late 1997.

     Between now and the dissolution of the Partnership, current expectations are that, after the current distribution and expenses, Silver Screen Partners III will distribute an additional $113 to $143 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on September 30, 1997. The final distribution and dissolution of the Partnership is expected to take place by the end of 1997. These figures and dates represent our best estimates as of today.

     As you may be aware, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners
III, and there may be other such offers in the future. Silver Screen Partners III and Silver Screen Management Services, Inc. are not affiliated in any way with these firms and can make no recommendation as to the merits of any past or future tender offer. If and when you receive such solicitations, unless you are interested in selling your units, no action by you is required. We hope the above information will help you in evaluating the various bids from the tender offer groups.

     Our Second Quarter Report will be mailed in July. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M, Eastern Standard Time.



Sincerely,


/s/ Roland W. Betts                /s/ Tom A. Bernstein
-------------------                --------------------

Roland W. Betts                    Tom A. Bernstein
President                          Executive Vice President

Balance Sheets (Unaudited)
--------------------------

                                                       March 31,   December 31,
                                                          1997        1996
                                                       ----------   ----------
ASSETS
Current assets:
Cash .............................................    $   233,950    $   164,506
Temporary investments (at cost, plus accrued
  interest, which approximates market) ...........     16,891,294      4,545,092
                                                      -----------    -----------
Total current assets .............................     17,125,244      4,709,598
Investment in Joint Venture ......................      2,357,731      2,704,931
                                                      -----------    -----------
                                                       19,482,975      7,414,529
                                                      ===========    ===========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Due to managing general partner ..................    $    39,037    $     3,881
Accrued unincorporated business tax ..............         13,352         13,352
                                                      -----------    -----------
Total  liabilities ...............................         52,389         17,233
                                                      -----------    -----------
Partners' equity:
General partners .................................           --             --
Limited partners .................................     19,430,586      7,397,296
                                                      -----------    -----------
Total partners' equity ...........................     19,430,586      7,397,296
                                                      -----------    -----------
                                                      $19,482,975    $ 7,414,529
                                                      ===========    ===========


                       See notes to financial statements.

Statements of Operations (Unaudited)
------------------------------------

                                                     Three Months   Three Months
                                                        Ended           Ended
                                                       March 31,      March 31,
                                                         1997            1996
                                                      ----------     ----------

REVENUES:
Income from Joint Venture ....................      $15,905,767      $ 1,133,568
Interest income ..............................          143,629           33,554
                                                    -----------      -----------
                                                     16,049,396        1,167,122
COSTS AND EXPENSES:
General and administrative expenses ..........           78,606          330,489
                                                    -----------      -----------
Net income ...................................      $15,970,790      $   836,633
                                                    ===========      ===========
NET INCOME ALLOCATED TO:
General partners .............................      $   159,708      $     8,366
Limited partners .............................       15,811,082          828,267
                                                    -----------      -----------
                                                    $15,970,790      $   836,633
                                                    ===========      ===========
Net income per a $500
 limited partnership unit
 (based on 600,000 units outstanding) ........      $     26.35      $      1.38
                                                    ===========      ===========


                       See notes to financial statements.


Statements of Partners' Equity (Unaudited)
------------------------------------------


                          Year Ended December 31, 1996
                      and Three Months Ended March 31, 1997
                      -------------------------------------

                                              General          Limited
                                             Partners          Partners           Total
                                           ------------      ------------      ------------
Balance, January 1, 1996 .............     $       --        $  6,199,923      $  6,199,923
Net income, 1996 .....................           58,849         5,826,024         5,884,873
Allocation under Treasury Regulation
  Section 1.704 - 1(b) ...............          878,651          (878,651)             --
Distributions, 1996 ..................         (937,500)       (3,750,000)       (4,687,500)
                                           ------------      ------------      ------------
Balance, December 31, 1996 ...........             --           7,397,296         7,397,296
Net income, three months 1997 ........          159,708        15,811,082        15,970,790
Allocation under Treasury Regulation
  Section 1.704 - 1(b) ...............          627,792          (627,792)             --
Distributions during three months 1997         (787,500)       (3,150,000)       (3,937,500)
                                           ------------      ------------      ------------
                                           $       --        $ 19,430,586      $ 19,430,586
                                           ============      ============      ============


                       See notes to financial statements.

Statements of Cash Flows (Unaudited)
------------------------------------


                                                   Three Months     Three Months
                                                       Ended           Ended
                                                  March 31, 1997  March 31, 1996
                                                   -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .....................................   $ 15,970,790    $    836,633
Adjustments to reconcile net income
   to net cash provided by
   operating activities:
 (Increase) decrease in accrued
  interest receivable ..........................       (102,268)          6,319
Net change in operating assets and
   liabilities:
  Increase in due to managing general partner ..         35,156          52,933
  (Decrease) in other liabilities ..............           --            (6,790)
                                                   ------------    ------------
Net cash provided by operating activities ......     15,903,678         889,095
                                                   ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investment in Joint Venture ........        347,200          24,744
(Purchase) sale of temporary investments, net ..    (12,243,934)      1,342,926
                                                   ------------    ------------
Net cash (used in) provided
 by investing activities .......................    (11,896,734)      1,367,670
                                                   ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ......................     (3,937,500)     (2,437,500)
                                                   ------------    ------------
Net cash used in financing activities ..........     (3,937,500)     (2,437,500)
                                                   ------------    ------------
Net increase (decrease) in cash ................         69,444        (180,735)
Cash, beginning of year ........................        164,506         247,033
                                                   ------------    ------------
Cash at end of three months ....................   $    233,950    $     66,298
                                                   ============    ============



                      See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


Temporary Investments
---------------------

     Temporary investments represent investments in commercial paper.

Investment in Joint Venture
---------------------------

     The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $125,000,000 in cash (subject to certain adjustments with respect to revenues received by the Partnership from the exploitation of the film "Oliver & Co."). Closing is scheduled to occur on September 30, 1997 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture as required by the Distribution Agreement for all revenues received by BV through August 31, 1997.

     As a result of the Buyout Agreement, the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and the investment will be reduced in proportion that actual cash received bears to ultimate revenues expected.

     The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The investment in the Joint Venture on January 1, 1996 totaled $2,862,545.